# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AdaptHealth Corp., CIK 0001725255
CUSIP: 00653Q102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 555 East North Lane, Suite 5075, Conshocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001352546

## Reporting persons
- Deerfield Mgmt, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,544,108; sole dispositive power 0; shared dispositive power 11,544,108; aggregate amount beneficially owned 11,544,108 (7.21% of the class)
  Comment: Comprised of (i) 9,748,653 shares of Class A Common Stock and (ii) 1,795,455 shares of Class A Common Stock issuable upon conversion of 17,954.55 shares of Series B-1 Convertible Preferred Stock, which, in each case, are held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner. The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Mgmt IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,319,577; sole dispositive power 0; shared dispositive power 12,319,577; aggregate amount beneficially owned 12,319,577 (4.9% of the class)
  Comment: Comprised of (i) 1,709,077 shares of Class A Common Stock and (ii) 10,610,500 shares of Class A Common Stock issuable upon conversion of 106,105 shares of Series B-1 Convertible Preferred Stock, which, in each case, are held by Deerfield Private Design Fund IV, L.P., of which Deerfield Mgmt IV, L.P. is the general partner. The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,544,108; sole dispositive power 0; shared dispositive power 11,544,108; aggregate amount beneficially owned 11,544,108 (7.21% of the class)
  Comment: Comprised of (i) 9,748,653 shares of Class A Common Stock and (ii) 1,795,455 shares of Class A Common Stock issuable upon conversion of 17,954.55 shares of Series B-1 Convertible Preferred Stock. The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Private Design Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,319,577; sole dispositive power 0; shared dispositive power 12,319,577; aggregate amount beneficially owned 12,319,577 (4.9% of the class)
  Comment: Comprised of (i) 1,709,077 shares of Class A Common Stock and (ii) 10,610,500 shares of Class A Common Stock issuable upon conversion of 106,105 shares of Series B-1 Convertible Preferred Stock. The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Management Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,863,685; sole dispositive power 0; shared dispositive power 23,863,685; aggregate amount beneficially owned 23,863,685 (8.48% of the class)
  Comment: Comprised of (A) (i) an aggregate of 11,457,730 shares of Class A Common Stock and (ii) an aggregate of 12,405,955 shares of Class A Common Stock issuable upon conversion of 120,405.55 shares of Series B-1 Convertible Preferred Stock, which, in each case, are held by Deerfield Private Design Fund IV, L.P. and Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment manager; and (B) 20,000 shares of Class A Common Stock held by Steven Hochberg, an operating partner of Deerfield Management Company, L.P., for the benefit, and subject to the direction, of Deerfield Management Company, L.P. The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- James E. Flynn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,863,685; sole dispositive power 0; shared dispositive power 23,863,685; aggregate amount beneficially owned 23,863,685 (8.48% of the class)
  Comment: Comprised of (A) (i) an aggregate of 11,457,730 shares of Class A Common Stock and (ii) an aggregate of 12,405,955 shares of Class A Common Stock issuable upon conversion of 120,405.55 shares of Series B-1 Convertible Preferred Stock, which, in each case, are held by Deerfield Private Design Fund IV, L.P. and Deerfield Partners, L.P.; and (B) 20,000 shares of Class A Common Stock held by Steven Hochberg, an operating partner of Deerfield Management Company, L.P., for the benefit, and subject to the direction, of Deerfield Management Company, L.P. The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

## Item 1. Issuer
Name of issuer: AdaptHealth Corp.
Address of issuer's principal executive offices: 555 East North Lane, Suite 5075, Conshocken, PA 19428

## Item 2. Person Filing
Name of person filing: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P.
Address of principal business office or, if none, residence: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P., 345 Park Avenue South, 12th Floor, New York, NY 10010
Citizenship:
Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P. - Delaware limited partnerships;

James E. Flynn - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deerfield Mgmt, L.P. - 11,544,108 shares
Deerfield Mgmt IV, L.P. - 12,319,577 shares
Deerfield Management Company, L.P. - 23,863,685 shares
Deerfield Partners, L.P. - 11,544,108 shares
Deerfield Private Design Fund IV, L.P. - 12,319,577 shares
James E. Flynn - 23,863,685 shares
Percent of class:
Deerfield Mgmt, L.P. - 7.21%
Deerfield Mgmt IV, L.P. - 4.90%
Deerfield Management Company, L.P. - 8.48%
Deerfield Partners, L.P. - 7.21%
Deerfield Private Design Fund IV, L.P. - 4.90%
James E. Flynn - 8.48%
Sole power to vote or to direct the vote: All Reporting Persons - 0
Shared power to vote or to direct the vote:
Deerfield Mgmt, L.P. - 11,544,108
Deerfield Mgmt IV, L.P. - 12,319,577
Deerfield Management Company, L.P. - 23,863,685
Deerfield Partners, L.P. - 11,544,108
Deerfield Private Design Fund IV, L.P. - 12,319,577
James E. Flynn - 23,863,685
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
Deerfield Mgmt, L.P. - 11,544,108
Deerfield Mgmt IV, L.P. - 12,319,577
Deerfield Management Company, L.P. - 23,863,685
Deerfield Partners, L.P. - 11,544,108
Deerfield Private Design Fund IV, L.P. - 12,319,577
James E. Flynn - 23,863,685

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C. Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to BiomX Inc. filed with the Securities and Exchange Commission on March 19, 2024 by Deerfield Private Design Fund V, L.P., Deerfield Healthcare Innovations Fund II, L.P., Deerfield Mgmt V, L.P., Deerfield Mgmt HIF II, L.P., Deerfield Management Company, L.P. and James E. Flynn.

## Signatures
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (11/13/2025)
- Deerfield Mgmt IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (11/13/2025)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (11/13/2025)
- Deerfield Private Design Fund IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (11/13/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (11/13/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (11/13/2025)